U. S. SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.  20549

                              FORM 12b-25

                      NOTIFICATION OF LATE FILING

                             (Check One):



[X]	Form 10-K and Form 10-KSB	[   ] Form 20-F		[   ] Form 11-K

[   ]	Form 10-Q and Form 10-QSB	[   ] Form N-SAR


	For Period Ended:  December 28, 1997

	[   ]	Transition Report on Form 10-K

	[   ]	Transition Report on Form 20-F

	[   ]	Transition Report on Form 11-K

	[   ]	Transition Report on Form 10-Q

	[   ]	Transition Report on Form N-SAR



For the Transition Period Ended:
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	Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein.

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	If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:____

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PART I  -  REGISTRANT INFORMATION

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	Full Name of Registrant:		CHAMPION PARTS, INC.

	Address of Principal Executive Office

	(Street and Number):    751 Roosevelt Road Bldg 7, Suite 110

	City, State and Zip Code:		Glen Ellyn, IL  60137

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	PART II - RULES 12b-25  (b) and (c)


	[ X ]	(a)	The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense;


	[ X ]	(b)	The subject annual report on Form 10-K will be filed
on or before the fifteenth calendar day following the prescribed due date;


	[    ]	(c)	The accountant's statement or other exhibit required
by Rule 12b-25(c) has been attached if applicable.

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PART III - - NARRATIVE
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The Registrant's current facility expired August 31, 1997.  The Company is in the process of negotiating a replacement credit facility. The Company is also in discussion with certain unsecure creditors to settle approximately $2 million of debt.

The result of these discussions could have a significant impact on the Company's financial statements and disclosures. The Registrant requires the additional fifteen days following the prescribed due date for the 1997 annual report on Form 10-K to complete discussions and finalize its financial statement and disclosure requirements to reflect this significant item.

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PART IV - - OTHER INFORMATION
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 (1) Name and telephone number of person to contact in regard to this notification

 Roland Millington        (630)          942-6866

  (Name)              (Area Code)   (Telephone Number)



 (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

		[  X  ]   Yes		[      ]    No

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

		[     ]    Yes		[   X   ]    No



	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.







CHAMPION PARTS, INC.


(Name of Registrant as specified in charter.)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


DATE:		March 30, 1998



BY:		/s/ 	Roland H. Millington

			Corporate Treasurer & Secretary



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ATTENTION:


	Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).



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EXPLANATION OF CHANGE IN RESULTS
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